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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 1999



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935




                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600



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                                    CONTENTS

                                                                            Page

ITEM 1 - Organization Chart                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      4

ITEM 3 - Associate Transactions                                              4

ITEM 4 - Summary of Aggregate Investment                                     5

ITEM 5 - Other Investments                                                   5

ITEM 6 - Financial Statements and Exhibits                                   5

SIGNATURE                                                                    6

EXHIBIT A                                                                    7



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ITEM 1 - ORGANIZATION CHART

    Name             Energy or                                                   Percentage
of Reporting        gas-related            Date of             State of           of Voting            Nature of
  Company            Company           Organization          Organization       Securities Held         Business
--------------      -----------        --------------        ------------       ---------------        ---------
Columbia            Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia            Gas-related        October 1, 1998          Delaware               100%            Resource
Energy                                                                                                 Development
Resources, Inc.
(CER)

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                       Generation
Corp. (CELC)*

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                       Generation
Holdings Corp.
(CELHC)**

Columbia            Energy-related     October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia            Gas-related        October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies

CGT                 Gas-related        June 30, 1999            Delaware                100%           Holds Columbia
Trailblazer,                                                                                           Gulf's interest
L.L.C.                                                                                                 in the Trailblazer
                                                                                                       Partnership (gas
                                                                                                       pipeline
                                                                                                       development)


*  Formerly TriStar Ventures Corporation 10 (TVC-10)
** Formerly TriStar Ventures Corporation 9 (TVC-9)





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ITEM 1 - ORGANIZATION CHART (continued)

    Name             Energy or                                                   Percentage
of Reporting        gas-related            Date of             State of           of Voting            Nature of
  Company            Company           Organization          Organization       Securities Held         Business
--------------      -----------        --------------        ------------       ---------------        ---------
Columbia            Energy-related    August 11, 1999          Delaware               100%            Co-generation
Capacity, L.L.C.                                                                                      Power Plant
(Columbia Capacity)

Columbia            Energy-related    November 11, 1999        Delaware               100%            Co-generation
Electric                                                                                              Power Plant
Kelson
Corp. (CEKC)

Columbia            Energy-related    November 29, 1999        Delaware               100%            Co-generation
Electric                                                                                              Power Plant
Pedrick
Limited II
Corp. (CEPL)

Columbia            Energy-related    December 23, 1999        Delaware               100%            Co-generation
Electric                                                                                              Power Plant
Liberty
Member
Corp. (CELM)

On October 20, 1999 Columbia Electric Corporation (CE) made an equity contribution of $4,355,000 in the form of cash to Columbia Capacity.

On November 11, 1999 CE created CEKC for the purpose of participating in the Kelson Ridge Project (Free State Electric, LLC) in connection with the development, ownership, financing, construction and operating of a power generation project to be located in Charles County, Md. On November 12, 1999, the Board of Directors of CEKC authorized to issue and sell for cash or other valuable consideration to CE up to 3,000 shares of common stock, $.01 par value, at a price of $10,000 per share. Consideration received in excess of par value was designated as paid-in excess. On December 28, 1999, CEKC issued and sold for cash to CE four shares of common stock, $.01 par value, for $10,000 per share.

On November 17, 1999 CE made an equity contribution of $4,355,000 in the form of cash to Columbia Capacity.

On November 29, 1999 Columbia Electric Pedrick General Corporation (CEPG) created CEPL for the purpose of participating in the Pedricktown Cogeneration Limited Partnership (PCLP). On November 29, 1999 the Board of Directors of CEPL authorized to issue and sell one share of common stock to CEPG for a 14% interest in PCLP. The transaction took place on November 29, 1999.

On November 30, 1999, Columbia Gulf sold its 100% interest in CGT Trailblazer, L.L.C.

On December 15, 1999 CE made an equity contribution of $4,355,000 in the form of cash to Columbia Capacity.

On December 23, 1999 CELHC created CELM for the purpose of participating in the Liberty Electric Power, LLC Project in connection with the development, ownership, financing, construction and operating of a power generation project to be located in Liberty, PA. On December 23, 1999, the Board of Directors of CELM authorized to issue and sell for cash or other valuable consideration to CELHC up to 3,000 shares of common



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stock, $.01 par value, at a price of $10,000 per share. On the date of organization, $403,773 of equity was transferred to CELM from CELHC.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company       Type of       Principal                               Person to           Collateral     Consideration
 Issuing     Security       Amount of   Issue or      Cost of     Whom Security         Given with      Received for
Security      Issued        Security     Renewal      Capital       was Issued           Security       Each Security
--------      ------        --------     -------      -------       ----------           --------       -------------

Confidential treatment requested.


CAPITAL CONTRIBUTIONS:

   Company                        Company                  Amount
Contributing                     Receiving                   of
   Capital                        Capital           Capital Contribution
   -------                        -------           --------------------

Confidential treatment requested.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
 Company                Company           Types of          Direct        Indirect                           Total
 Rendering             Receiving          Services          Costs           Costs            Cost            Amount
 Services               Services          Rendered         Charged         Charged         of Capital        Billed
 --------               --------          --------         -------         -------         ----------        ------

Confidential treatment requested.



Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate             Reporting
 Company               Company              Types of           Direct         Indirect                            Total
Rendering             Receiving             Services           Costs           Costs              Cost           Amount
 Services              Services             Rendered          Charged         Charged          of Capital         Billed
 --------              --------             --------          -------         -------          ----------         ------


Confidential treatment requested.


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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of December 31, 1999                $3,703,700           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $555,555           Line 2

   Greater of $50 million or line 2                                           $555,555           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                     *
   Total current aggregate investment                                             *              Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                           *              Line 5


Investments in gas-related companies                                              *

*Confidential treatment requested.


ITEM 5 - OTHER INVESTMENTS

   Major Line                      Other                      Other
of Energy-Related            Investment in last         Investment in this          Reason for difference in
    Business                    U-9C-3 Report              U-9C-3 Report                Other Investment
-----------------            ------------------         ------------------          ------------------------

Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements: SEE 1999 FORM U-5S FOR COLUMBIA ENERGY GROUP


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Exhibits:

   1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


   2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A


                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              Columbia Energy Group
                                              ---------------------
                                                  (Registrant)


Date: March 28, 2000                      By: /s/ M. W. O'Donnell
                                             -----------------------------
                                                  M. W. O'Donnell
                                            Senior Vice President & Chief
                                            Financial Officer



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Exhibit A

CERTIFICATE

         Columbia Energy Group's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 1999 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

         The names and addresses of each such state utility commission is:

Commonwealth of Kentucky Public Service Commission
730 Schenkel Lane
Frankfort, KY 40602

Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215

Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265

Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219



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